UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number: 001-41115

GENENTA SCIENCE S.P.A.

(Translation of registrant’s name into English)

Via Olgettina No. 58

20132 Milan, Italy

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events

Entry into Development and Manufacturing Services Agreement

Genenta Science S.p.A. (the “Company”) is furnishing this Report on Form 6-K (this “Form 6-K”) to report that on January 20, 2023 the Company and AGC Biologics S.p.A. (“AGC Biologics”), a contract development and manufacturing organization, have entered into a development and manufacturing services agreement (the “AGC Biologics MSA”) pursuant to which AGC Biologics will provide lentivirus vector (“LVV”) manufacture certain of the Company’s drug products for its ongoing clinical programs (the “Services”). The AGC Biologics MSA establishes timelines for purchase order submissions and manufacturing date changes and cancellation. The AGC Biologics MSA also sets a timeline for the Services and for technology transfer if required and includes customary termination provisions, allowing for termination by a party upon the other party’s uncured material breach or upon the other party’s insolvency. The Company will render payment to AGC Biologics for each stage reached by AGC Biologics while providing the Services to the Company.

The Company has an existing manufacturing services agreement with Molecular Medicine S.p.A (which was subsequently acquired by AGC Biologics), dated March 6, 2019, pursuant to which AGC Biologics has agreed to manufacture the Company’s LVV and drug product for the Company’s ongoing clinical programs. The services provided under this existing agreement are in addition to the Services that will be provided under the AGC Biologics MSA.

The foregoing description of the AGC Biologics MSA does not purport to be complete and is qualified in its entirety by reference of the complete text thereof, a copy of which is filed as exhibit 10.1 to this Form 6-K.

Exhibits

Exhibit No.	Description
10.1	Development and Manufacturing Services Agreement dated January 20, 2023 between AGC Biologics S.p.A. and Genenta Science S.p.A.†

† Portions of this exhibit (indicated with markouts) have been redacted in accordance with Item 601(b)(10)(iv).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GENENTA SCIENCE S.P.A.

By:	/s/ Richard B. Slansky
Name:	Richard B. Slansky
Title:	Chief Financial Officer

Dated: February 1, 2023